UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                                        SEC File Number: 0-30121
                                                         CUSIP Number: 903844108

                           NOTIFICATION OF LATE FILING

(Check One):
|_|Form 10-K  |_|Form 20-F  |_|Form 11-K  |X|Form 10-Q  |_|Form 10-D
|_|Form N-SAR  |_|Form N-CSR

         For Period Ended: October 31, 2007
                           -------------------------

         |_| Transition Report on Form 10-K
         |_| Transition Report on Form 20-F
         |_| Transition Report on Form 11-K
         |_| Transition Report on Form 10-Q
         |_| Transition Report on Form N-SAR

         For the Transition Period Ended:
                                          ------------------------

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify
the Item(s) to which the notification relates:         N/A
                                               ----------------------

                                     PART I
                             REGISTRANT INFORMATION

Ulticom, Inc.
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Full name of registrant

N/A
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Former name if applicable

1020 Briggs Road
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Address of principal executive office (Street and number)

Mount Laurel, New Jersey 08054
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City, state and zip code


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                                     PART II
                             RULE 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
         (b) Thesubject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day
|_| following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         Ulticom, Inc. (the "Company") plans to file its Quarterly Report on Form 10-Q for the quarter ended October 31, 2007 as soon as practicable, but does not expect that it will be able to file the report on or before the fifth calendar day following the required filing date as provided by Rule 12b-25 for delayed filings.

         As previously announced on March 14, 2006 and further discussed in the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission (the "SEC") on April 17, 2006, and in subsequent filings, the Audit Committee of the Company's Board of Directors has been reviewing matters relating to the Company's historical stock option awards. In addition, also on March 14, 2006, the Company's majority (approximately 70%) shareholder, Comverse Technology, Inc. ("Comverse"), announced that a special committee of its Board of Directors has been reviewing matters relating to stock option awards by Comverse, including certain stock options issued by Comverse to management and employees of the Company when the Company was a wholly owned subsidiary of Comverse. On April 16, 2006, the Company announced that its financial statements and any related reports of its independent registered public accounting firm for the fiscal years ended January 31, 2005, 2004, 2003 and 2002 should no longer be relied upon. As disclosed on November 16, 2006, the Company's Audit Committee commenced a second investigation into historical accounting practices not related to option grants.



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         The Company disclosed on November 29, 2007 that the Audit Committee had completed its investigations and is in the process of finalizing its report and recommendations. Also on November 29, 2007, the Company announced that, independent of the investigations, it is conducting an evaluation of its revenue recognition practices for complex contractual arrangements under AICPA Statement of Position 97-2, Software Revenue Recognition ("SOP 97-2"), as amended and interpreted.

         Also as part of the November 29, 2007 announcement, the Company disclosed that it will need to restate its historical financial statements for the 1996 through 2004 fiscal years (year ended December 31, 1996 through year ended January 31, 2005). In connection with the investigation into historical option practices, the Company has determined that the actual measurement dates of certain past stock option grants for accounting purposes differed from the recorded grant dates for such awards. Non-cash stock based compensation expense, net of taxes, that the Company has estimated as a result of dating inaccuracies in historical stock option grants is approximately $2.6 million in the aggregate for all periods. In addition, the Company has provided an updated estimate of a charge of approximately $0.2 million for withholding taxes and related penalties and interest relating to certain historical stock option grants, as compared with its previous estimate of $2.7 million announced on March 22, 2007. The Company revised its estimate principally due to updated guidance relating to such calculations made publicly available by the IRS. The estimates of such stock-based compensation charges announced by the Company have the effect of decreasing the income from operations, net income and retained earnings figures contained in the Company's historical financial statements. These amounts are unaudited and subject to change.

         As a result of the Audit Committee's investigation into historical accounting practices not related to option grants, the Company has determined that restatement adjustments are required from fiscal 1996 through fiscal 2003 (year ended December 31, 1996 through year ended January 31, 2004) due to excessive expense accruals in certain fiscal periods and improper deferral of revenues relating to certain inter-company contracts between the Company, on the one hand, and certain subsidiaries of Comverse, on the other. The Company is finalizing adjustment amounts for such fiscal years and believes that the cumulative impact of the adjustments will neither have a material impact on its previously reported January 31, 2004 balance sheet or cash position nor on the Company's financial statements for the fiscal quarter ended October 31, 2007.

         In relation to the SOP 97-2 review announced on November 29, 2007, the Company has determined that under SOP 97-2, it should have deferred a portion of the sales that were recognized under certain customer contracts, amounting to the fair value of the first-year software maintenance included under such contracts, to subsequent fiscal periods in the following twelve months. In order to be able to defer only the first year maintenance value under the customer contracts at issue, the Company must establish that vendor specific objective evidence ("VSOE") exists for the fair value of the first year of software maintenance included under the contracts. Although the Company believes that VSOE of fair value exists, the absence of VSOE generally would result in the deferral of the entire software license contract revenue and its recognition over the subsequent fiscal periods in the following twelve



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         months. The absence of VSOE would impact the timing of revenue recognition but would not call into question the validity of the underlying transactions or revenue. The Company believes that it must adjust previously provided sales information but is currently unable to determine the significance of such adjustments. The Company intends to provide updated sales information to investors as soon as practical once the SOP 97-2 review is complete.

         In addition, based on information recently obtained by the Company, the Company has determined that its ability to file financial statements will be delayed beyond the previously projected January 31, 2008 date. The reason for this delay is that the completion of the Company's financial statements will be dependent in part on the Company's reasonable assurance that no further accounting issues will be identified by Comverse during its audit of its financial statements that may further impact the Company. The Company intends to file its Quarterly Reports on Form 10-Q for the fiscal quarters ended April 30, 2006, July 31, 2006, October 31, 2006, April 30, 2007, July 31, 2007
         and October 31, 2007 and its Annual Reports on Form 10-K for the fiscal years ended January 31, 2006 and January 31, 2007, together with restated historical financial statements, as soon as practicable.


                                     PART IV
                                OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification


  Shari Ness                        (856)                 787-2895
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  (Name)                         (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                |_| Yes |X| No

The Company has not filed its Annual Report on Form 10-K for the fiscal year ended January 31, 2006 and January 31, 2007 and its Quarterly Reports for the fiscal quarters ended April 30, 2006, July 31, 2006, October 31, 2006, April 30, 2007, July 31, 2007 and October 31, 2007.

(3) Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                |X| Yes |_| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



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As discussed in Part III above, the Company disclosed on November 29, 2007 that the Audit Committee had completed its investigation and is in the process of finalizing all adjustments to its financial statements related to the investigations. In addition, the Company is still evaluating the impact of the SOP 97-2 review on its financial statements. In light of the fact that the Company has not yet finalized its financial statements for the fiscal quarter ended October 31, 2006, the Company cannot at this time reasonably estimate the significance of the difference in other elements of its results of operations for the fiscal quarter ended October 31, 2007, in comparison to the fiscal quarter ended October 31, 2006.

Note: This Form 12b-25 contains "forward-looking statements" for purposes of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. These forward looking statements include those related to the effects of the delisting of the Company's securities from The NASDAQ Stock Market, the completion of the restatement of the Company's financial statements, and the filing of delinquent reports on Form 10-K and Form 10-Q. There can be no assurances that forward-looking statements will be achieved, and actual events or results could differ materially from the results predicted or from any other forward-looking statements made by, or on behalf of, the Company, and should not be considered as an indication of future events or results. Important factors that could cause actual results to differ materially include: the results of the Audit Committee's review of matters relating to the Company's stock option practices and other accounting matters; the results of Comverse's review of its stock option awards as applicable to employees of the Company; the impact of any restatement of the financial statements of the Company or other actions that may be taken or required as a result of such reviews; the Company's inability to file required reports with the Securities and Exchange Commission; the risks of dealing with potential claims and proceedings that may be commenced concerning such matters; risks associated with the delisting of the Company's shares from The NASDAQ Stock Market and the quotation of the Company's common stock in the "Pink Sheets," including any adverse effects related to the trading of the stock due to, among other things, the absence of market makers; risks of litigation and of governmental investigations or proceedings arising out of or related to the Company's stock option grants or any restatement of the financial statements of the Company; risks associated with the development and acceptance of new products and product features; risks associated with the Company's dependence on a limited number of customers for a significant percentage of the Company's revenues; changes in the demand for the Company's products; changes in capital spending among the Company's current and prospective customers; aggressive competition which may force the Company to reduce prices; risks associated with rapid technological changes in the telecommunications industry; risks associated with making significant investments in the expansion of the business and with increased expenditures; risks associated with holding a large proportion of the Company's assets in cash equivalents and short-term investments; risks associated with the Company's products being dependent upon their ability to operate on new hardware and operating systems of other companies; risks associated with dependence on sales of the Company's Signalware products; risks associated with future networks not utilizing signaling systems and protocols that the Company's products are designed to support; risks associated with the products having long sales cycles and the limited ability to forecast the timing and amount of product sales; risks associated with the integration of the Company's products with those of equipment manufacturers and application developers and the Company's ability to establish and maintain channel and


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marketing relationships with leading equipment manufacturers and application developers; risks associated with the Company's reliance on a limited number of independent manufacturers to manufacture boards for the Company's products and on a limited number of suppliers for board components; risks associated with becoming subjected to, defending and resolving allegations or claims of infringement of intellectual property rights; risks associated with others infringing on the Company's intellectual property rights and the inappropriate use by others of the Company's proprietary technology; risks associated with the Company's ability to retain existing personnel and recruit and retain qualified personnel; risks associated with the increased difficulty in relying on equity incentive programs to attract and retain talented employees and with any associated increased employment costs; risks associated with rapidly changing technology and the ability of the Company to introduce new products on a timely and cost-effective basis; risks associated with changes in the competitive or regulatory environment in which the Company operates; and other risks described in filings with the Securities and Exchange Commission. These risks and uncertainties, as well as others, are discussed in greater detail in the filings of Ulticom with the Securities and Exchange Commission, including our most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. All such documents are available through the SEC's website at www.sec.gov or from Ulticom's web site at www.ulticom.com. Ulticom makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.






























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                                  Ulticom, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  December 10, 2007

                                            ULTICOM, INC.


                                            By:  /s/  Mark Kissman
                                                ----------------------------
                                                Name:  Mark Kissman
                                                Title: Chief Financial Officer
                                                       and Senior Vice President